March 11, 2010

Via UPS and EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
1 Station Place, N.E., Stop 7010
Washington, D.C. 20549

RE:       Met-Pro Corporation
 Form 10-K for the Fiscal Year Ended January 31, 2009
 Filed April 10, 2009
 File No. 001-07763

Dear Mr. O’Brien,

This letter serves to respond to your letter dated March 11, 2010 regarding Met-Pro Corporation’s Annual Report on Form 10-K filed on April 10, 2009, which was for its fiscal year ended January 31, 2009.

Definitive Proxy Statement on Schedule 14A:
Compensation Discussion and Analysis, page 9: Management Incentive Plan, page 11

1.
Please clarify what significance the quantitative goals, listed as personal performance goals, played in your compensation committee’s analysis and ultimate determination that your named executive officers met or exceeded their personal performance goals.  In this regard, we note that although none of the quantitative personal performance goals were met by Messrs. De Hont and Morgan, your compensation committee determined that their personal performance achievement was at the 100% level.  Recognize that the committee did not weight the various personal performance goals, your response should nevertheless address how the committee evaluated these goals and why it determined that, notwithstanding the failure to achieve all of the quantitative goals, the achievement of the non-quantitative goal justified personal performance at the 100% level.

Response:

The Compensation and Management Development Committee did not assign any specific weighting for the individual quantitative and qualitative personal performance goals for the

160 Cassell Road, P. O. Box 144, Harleysville, PA 19438-0144 ● (215) 723-6751 ● FAX: (215) 723-6226
Email: mpr@met-pro.com ● Website: www.met-pro.com

indicated named executive officers.  The Committee determined that the value to the Company of Messrs. De Hont's and Morgan's execution of their personal performance goal relating to acquisition strategy and execution far outweighed the failures to attain their quantitative personal performance goals, and warranted an award of 100% for the personal performance portion of the Management Incentive Plan.

2.
We not that one of the quantitative personal performance goals for Messrs. De Hont and Morgan was based on bookings.  Please define the term “bookings” and explain how this number is calculated from your audited financial statements.  See Instruction 5 to Item 402(b) of the Regulation S-K.

Response:

One of the quantitative personal performance goals for Messrs. De Hont and Morgan was the Company’s bookings.  Bookings are defined as new orders received from customers, which is a non-GAAP financial measure.  The bookings performance goal (new orders received from customers) for the fiscal year ended January 31, 2009 was $118,157,000. The bookings number cannot be calculated from the information provided in our audited financial statements.

If hope the above information provides all the information your comment letter required.

Sincerely,

/s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance